Exhibit 4.20

EXHIBIT C

COMBINATION COLLABORATION PROJECT AGREEMENT

pursuant to the

COLLABORATION AND LICENSE AGREEMENT

by and between

IMMATICS US, INC.

and

MODERNATX, INC.

Dated as of September 7, 2023

i

ARTICLE 7 REGULATORY MATTERS		15

7.1	Regulatory Responsibilities	15

7.2	Regulatory Communications	15

7.3	Regulatory Materials	17

7.4	Pharmacovigilance and Safety	18

ARTICLE 8 GRANTS OF RIGHTS		20

8.1	License Grants	20

8.2	[**]	21

8.3	[**]	21

8.4	Exclusivity	21

ARTICLE 9 FINANCIAL PROVISIONS		21

9.1	Research Program Costs	21

9.2	Records and Audits	22

9.3	No Other Compensation	22

ARTICLE 10 INTELLECTUAL PROPERTY		23

10.1	In General	23

10.2	IP Arising Under This Project Agreement	23

10.3	Application of Certain Representations and Warranties Under CLA	25

ARTICLE 11 INDEMNIFICATION		26

11.1	By Immatics	26

11.2	By Moderna	26

ARTICLE 12 TERM AND TERMINATION		26

12.1	Term	26

12.2	Termination	27

12.3	Completion of Research Program Activities	28

12.4	Effects of Expiration or Termination	28

ARTICLE 13 MISCELLANEOUS		28

13.1	Performance by Affiliates	28

ii

COMBINATION COLLABORATION PROJECT AGREEMENT

This COMBINATION COLLABORATION PROJECT AGREEMENT (this “Project Agreement”) is entered into and made effective as of September 7, 2023 (the “Execution Date”) by and between Immatics US, Inc., a Delaware corporation having an address at 2201 W. Holcombe Boulevard, Suite 205, Houston, Texas 77030 (“Immatics”), and ModernaTX, Inc., a Delaware corporation (“Moderna”). Moderna and Immatics are each referred to herein as a “Party,” or, together, as the “Parties.”

WHEREAS, Immatics and Moderna are parties to that certain Master Collaboration and License Agreement (the “CLA”) effective as of September 7, 2023, pursuant to which the Parties set forth a general framework to guide various Research Programs (as defined in the CLA);

WHEREAS, the Parties desire to collaborate to develop a combination approach to treat cancers using an mRNA shared antigen cancer vaccine against the Research Program Target and the Immatics Product (each as defined below) (the “Combination Program”); and

WHEREAS, the Parties are entering into this Project Agreement to set forth additional terms and conditions with respect to the Combination Program, which is made pursuant to and subject to the terms and conditions of the CLA.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

SCHEDULES, ORDER OF PRECEDENCE AND CONSTRUCTION

1.1 General. This Project Agreement is made pursuant to and subject to the terms and conditions of the CLA and includes the following Schedule, which is incorporated by this reference. In the event of a conflict or inconsistency between the terms and conditions in the Schedule and those in the body of this Project Agreement, the terms and conditions in the body of this Project Agreement will take precedence and control, except to the extent the Schedule expressly references and states that it supersedes such term or condition. Capitalized terms not otherwise defined herein shall have the meaning given to them in Article 2 or the CLA.

Schedule 4.1	Research Plan

ARTICLE 2

DEFINITIONS

2.1 “cGMP” means the current Good Manufacturing Practices officially published and interpreted by the FDA or other applicable Regulatory Authorities that may be in effect from time to time and are applicable to the Manufacture of Moderna Product or Immatics Product.

2.2 “Clinical Development” means any and all clinical drug development activities, Clinical Trials, statistical analysis, and report writing, preparation and submission of Regulatory Materials, regulatory affairs with respect to the foregoing, and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Regulatory Approval for a product.

2.3 “Clinical Development Budget” has the meaning set forth in Section 4.1.

2.4 “Clinical Development FTE Costs” means, with respect to a given Calendar Quarter, the product of: (a) the actual and documented number of FTEs utilized by a Party for the performance of Clinical Development Research Program Activities conducted during such Calendar Quarter in accordance with the Research Plan; and (b) the FTE Rate.

2.5 “Clinical Development Out-of-Pocket Costs” means, with respect to a given Calendar Quarter, the costs and expenses ([**]) actually paid by a Party to Third Parties (or payable to Third Parties and accrued in accordance with GAAP) for the performance of Clinical Development Research Program Activities conducted during such Calendar Quarter in accordance with the Research Plan.

2.6 “Clinical Development Research Program Costs” means, with respect to a given Calendar Quarter, the sum of: (a) the Clinical Development FTE Costs; and (b) the Clinical Development Out-of-Pocket Costs, in each case, for such Calendar Quarter, and in each case including any such costs relating to the Manufacture and supply of Moderna Product and Immatics Product for use in Clinical Development Research Program Activities (including the Combination Therapy Trial) in such Calendar Quarter.

2.7 “Clinical Supply Agreement” has the meaning set forth in Section 4.5.1.

2.8 “CMC” means chemistry, manufacturing, and controls.

2.9 “Combination Field” means the [**].

2.10 “Combination Therapy” means a combination therapy of an Immatics Product and a Moderna Product, each in [**] for use in the Combination Field, as described in the Research Plan.

2.11 “Combination Therapy Data” means all data and reports generated in the performance of Clinical Development by or on behalf of either Party pursuant to this Project Agreement that is not Moderna Data or Immatics Data. Notwithstanding Section 1.131 of the CLA, the Combination Therapy Data shall not be deemed to be “Results” under the CLA.

2.12 “Combination Therapy Invention” means any Invention relating to the Combination Therapy (other than an Immatics Study Invention or a Moderna Study Invention).

2.13 “Combination Therapy Patents” means any Patents that Cover any Combination Therapy Invention or Combination Therapy Data, excluding Moderna Study Patents and Immatics Study Patents.

2.14 “Combination Therapy Trial” means a Phase 1 Clinical Trial designed to evaluate the safety and early evidence of effectiveness of the Combination Therapy and conducted pursuant to the Research Plan.

2.15 “Combination Therapy Trial Completion” means the date on which the Final Trial Report is finalized and delivered to Moderna in accordance with Section 6.8(a).

2.16 “Commercially Reasonable Efforts” means, notwithstanding Section 1.27 of the CLA, with respect to a Party responsible for performing activities under this Project Agreement, such [**].

2.17 “[**]” has the meaning set forth in Section [**].

2.18 “[**]” has the meaning set forth in Section [**].

2.19 “CRO” means any Third Party contract research organization used to conduct the Combination Therapy Trial, including laboratories, but, for clarity, excluding Clinical Trial sites and any Third Parties who are individuals.

2.20 “Data Breach” has the meaning set forth in Section 7.4.4.

2.21 “Data Protection Laws” means laws, statutes, rules, regulations, orders, judgments, or ordinances having the effect of law, including any rules, regulations, guidelines, or other requirements of Governmental Authorities, in each case, that may be in effect from time to time and which relate to the protection of individuals with regards to the Processing of Personal Data to which a Party is subject.

2.22 “Delivery” means[**].

2.23 “DMF” means any drug master file filed with the FDA, and any equivalent filing in other countries or regulatory jurisdictions, or any other mechanism for achieving the purposes of a drug master file in any countries or regulatory jurisdiction where there is no equivalent.

2.24 “Field” means the Combination Field.

2.25 “Final Trial Report” has the meaning set forth in Section 6.8(a).

2.26 “Good Clinical Practices” or “GCP” means all applicable current Good Clinical Practice standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of Clinical Trials, including, as applicable, (a) as set forth in the International Council for Harmonisation of Technical Requirements for Pharmaceuticals for Human Use E6 and any other guidelines for good clinical practice for trials on medicinal products in the Territory, (b) the Declaration of Helsinki (2004) as last amended at the 52nd World Medical Association in October 2000 and any further amendments or clarifications thereto, (c) U.S. Code of Federal Regulations Title 21, Parts 50, 54, 56, 312 and 314, as may be amended from time to time, and (d) the equivalent Applicable Law in any relevant country, in each case as may be amended and applicable from time to time and in each case that provide for, among other things, assurance that the clinical data and reported results are credible and accurate and protect the rights, integrity, and confidentiality of trial subjects.

2.27 “HIPAA” means the Health Insurance Portability and Accounting Act of 1996, as codified in 45 C.F.R. §§ 160, 162, 164.

2.28 “ICF” has the meaning set forth in Section 6.2.

2.29 “Immatics CMC Data” means all CMC-related data and information for any Immatics Product.

2.30 “Immatics Data” means all data and reports generated in the performance of Preclinical Research or Clinical Development by or on behalf of either Party pursuant to this Project Agreement that is solely related to the Immatics Product. Notwithstanding Section 1.30 and Article 6 of the CLA, Immatics Data shall be deemed to be the Confidential Information of Immatics. Notwithstanding Section 1.131 of the CLA, the Immatics Data shall not be deemed to be “Results” under the CLA.

2.31 “Immatics IP” means: (a) Immatics’ Background Intellectual Property; and (b) Immatics Arising Technology, in each case, to the extent necessary or reasonably useful for the conduct of the Research Program Activities. Notwithstanding any other provision of this Project Agreement, if any Third Party becomes an Affiliate of Immatics after the Execution Date as a result of a Change of Control of Immatics, Immatics IP will exclude any Patents and Know-How (including Regulatory Filings) Controlled by such Third Party (or its Affiliates in existence prior to such transaction) before such Third Party became Immatics’ Affiliate or that are generated or otherwise Controlled by such Third Party or its affiliates (except Immatics or any Affiliates of Immatics in existence prior to such transaction) after such Change of Control independently of this Project Agreement and without use, practice or reference to the Immatics IP.

2.32 “Immatics Product” means Immatics’ IMA203 or IMA203CD8[ **]. The Immatics Product shall not be deemed to be a “Product” under the CLA.

2.33 “Immatics Study Invention” means any Invention to the extent solely relating to the Immatics Product ([**]).

2.34 “Immatics Study Patents” means any Patents to the extent claiming any Immatics Study Invention.

2.35 “Interim Reports” has the meaning set forth in Section 6.8(a).

2.36 “Licensee” means (a) with respect to Moderna, a Third Party to whom Moderna or any of its Affiliates has granted a license to Exploit a Moderna Product, and (b) with respect to Immatics, a Third Party to whom Immatics or any of its Affiliates has granted a license to Exploit an Immatics Product.

2.37 “LNP Technology” means [**].

2.38 “Material Safety Issue” means, with respect to any Immatics Product, any Moderna Product, or the Combination Therapy: (a) any safety concern which is required to be reported under 21 C.F.R. § 312.32 if an IND with respect to such product was open at the time of the observation (or that would be so reportable if an IND was not open at such time); or (b) the occurrence of a toxicity or drug safety issue or a serious adverse event reasonably related to or observed with respect to such product or therapy that is unexpected for such product or therapy or the applicable patient population, including those based upon preclinical safety data, including data from animal toxicology studies, and as determined by either Party in accordance with its standard operating procedures.

2.39 “Moderna CMC Data” means [**]

2.40 “Moderna Data” means all data and reports generated in the performance of Preclinical Research or Clinical Development by or on behalf of either Party pursuant to this Project Agreement that is solely related to the Moderna Product. Notwithstanding Section 1.30 and Article 6 of the CLA, Moderna Data shall be deemed to be the Confidential Information of Moderna. Notwithstanding Section 1.131 of the CLA, the Moderna Data shall not be deemed to be “Results” under the CLA.

2.41 “Moderna IP” means: (a) Moderna’s Background Intellectual Property; and (b) Moderna Platform Technology, in each case, to the extent necessary or reasonably useful for the conduct of the Research Program Activities. Notwithstanding any other provision of this Project Agreement, if any Third Party becomes an Affiliate of Moderna after the Execution Date as a result of a Change of Control of Moderna, Moderna IP will exclude any Patents and Know-How (including Regulatory Filings) Controlled by such Third Party (or its Affiliates in existence prior to such transaction) before such Third Party became Moderna’s Affiliate or that are generated or otherwise Controlled by such Third Party or its affiliates (except Moderna or any Affiliates of Moderna in existence prior to such transaction) after such Change of Control independently of this Project Agreement and without use, practice or reference to the Moderna IP.

2.42 “Moderna Product” means [**]. For clarity, the Moderna Product shall not be deemed to be a “Product” under the CLA. For clarity, [**].

2.43 “Moderna Study Invention” means any Invention to the extent solely relating to the Moderna Product ([**]).

2.44 “Moderna Study Patents” means any Patents to the extent claiming any Moderna Study Invention.

2.45 “Negotiation Period” means the period [**].

2.46 “Notice Transaction” has the meaning set forth in [**].

2.47 “Option” has the meaning set forth in Section 8.2.

2.48 “Personal Data” means all information identifying, or in combination with other information, identifiable to an individual, including pseudonymized (key-coded) Combination Therapy Data containing such information.

2.49 “Preclinical Data” means all data and reports generated in the performance of Preclinical Research by or on behalf of either Party pursuant to this Project Agreement that is not Moderna Data or Immatics Data. Notwithstanding Section 1.131 of the CLA, the Preclinical Data shall not be deemed to be “Results” under the CLA.

2.50 “Preclinical Research” means any and all activities related to the design, discovery, identification, research, preclinical development, preclinical toxicology studies, profiling, characterization, improvement, or optimization of a product prior to the filing of an IND for such product.

2.51 “Preclinical Research Budget” has the meaning set forth in Section 4.1.

2.52 “Preclinical Research FTE Costs” means, with respect to a given Calendar Quarter, the product of: (a) the actual and documented number of FTEs utilized by a Party for the performance of Preclinical Research Program Activities conducted during such Calendar Quarter in accordance with the Research Plan; and (b) the FTE Rate.

2.53 “Preclinical Research Out-of-Pocket Costs” means, with respect to a given Calendar Quarter, the costs and expenses ([**]) actually paid by a Party to Third Parties (or payable to Third Parties and accrued in accordance with GAAP) for the performance of Preclinical Research Program Activities conducted during such Calendar Quarter in accordance with the Research Plan.

2.54 “Preclinical Research Program Costs” means, with respect to a given Calendar Quarter, the sum of: (a) the Preclinical Research FTE Costs; and (b) Preclinical Research Out-of-Pocket Costs, in each case ((a) and (b)), for such Calendar Quarter, including any such costs relating to the Manufacture and supply of Moderna Product and Immatics Product for use in Preclinical Research Program Activities in such Calendar Quarter.

2.55 “Processing” means any operation or set of operations that is performed upon Personal Data, whether or not by automatic means, such as collection, recording, organization, storage, adaptation, or alternation, retrieval, consultation, use, disclosure by transmission, dissemination, or otherwise making available, alignment or combination, blocking, erasure, or destruction, “Process” and “Processed” shall have a corresponding meaning.

2.56 “Prosecuting Party” has the meaning set forth in Section 10.2.3(a).

2.57 “Protocol” has the meaning set forth in Section 6.1.

2.58 “Quality Agreement” has the meaning set forth in Section 6.9.

2.59 “Research Program Activities” means all Development activities performed by or on behalf of a Party pursuant to this Project Agreement. For clarity, Research Program Activities can be with respect to Clinical Development (i.e., Clinical Development Research Program Activities) or Preclinical Research (i.e., Preclinical Research Program Activities).

2.60 “Research Program Costs” means the Preclinical Research Program Costs or the Clinical Development Research Program Costs, as applicable.

2.61 “Research Program Period” means the period beginning on the Closing Date and ending on the earliest of (a) Combination Therapy Trial Completion, (b) early termination of the Research Program Activities upon written agreement by both Parties, or (c) termination of this Project Agreement pursuant to Section 12.2.

2.62 “Research Program Report” has the meaning set forth in Section 4.4.2.

2.63 “Research Program Results” means all Combination Therapy Data and all other Know-How generated by or on behalf of either Party or any of its Affiliates or Subcontractors pursuant to the conduct of Research Program Activities. Notwithstanding Section 1.13.1 of the CLA, the Research Program Results shall not be deemed to be “Results” under the CLA.

2.64 “Research Program Target” means the preferentially expressed antigen in melanoma PRAME, [**] to which the TCR binder in IMA203 specifically binds.

2.65 “Samples” means biological specimens collected from the Combination Therapy Trial study subjects [**]. Notwithstanding Section 1.23 of the CLA, Samples shall not be considered Collaboration Materials.

2.66 “Specifications” means, with respect to a given Moderna Product or Immatics Product, the set of requirements for such product as set forth in the Quality Agreement.

2.67 “Top-Line Results Memo” has the meaning set forth in Section 6.8(a).

ARTICLE 3

GOVERNANCE

3.1 Combination Project Committee.

3.1.1 Formation; Responsibilities. The Project Committee for this Project Agreement (the “Combination Project Committee”) shall oversee and coordinate the conduct of the Research Program, including to:

(a) oversee and coordinate the progress of the Research Program against the Research Plan and any timelines set forth therein;

(b) review and approve amendments to the Research Plan;

(c) discuss the Parties’ Research Program Reports, as contemplated by Section 4.4.2;

(d) review and approve amendments to the Protocol, as contemplated by Section 6.1;

(e) review and approve the final ICF, as contemplated by Section 6.2;

(f) review and discuss the principal issues raised in each material communication with Regulatory Authorities with respect to the Combination Therapy, as contemplated by Section 7.2.2;

(g) review and discuss the publication of any Combination Therapy Data pursuant to Section 6.6.2;

(h) raise relevant topics or identify decisions to be made and, to the extent required under the Research Plan, bring expert recommendations to the attention of JSC; and

(i) fulfill such other responsibilities as may be allocated to the Combination Project Committee under this Project Agreement or by mutual written agreement of the Parties.

Notwithstanding Sections 2.3, 4.1.4 and 4.2.4 of the CLA, if the Combination Project Committee is unable to reach consensus with respect to a particular matter within [**] after the matter is first presented to the Combination Project Committee, then (a) Moderna shall [**], (b) Immatics shall [**], (c) with respect to [**].

ARTICLE 4

COLLABORATION

4.1 Overview. Notwithstanding Section 3.1 of the CLA, subject to the terms and conditions of this Project Agreement, the Parties shall collaborate to Develop a Combination Therapy and complete at least one Combination Therapy Trial with respect thereto in accordance with the Research Plan. The Research Plan will include: (a) a description of the Research Program Activities and each Party’s obligations in connection therewith; (b) the projected timelines for completion of the Research Program Activities; (c) a budget for the Preclinical Research activities (the “Preclinical Research Budget”); (d) an estimated budget for the Clinical Development activities (the “Clinical Development Budget”); and (e) a clinical trial synopsis with respect to the Combination Therapy Trial. An initial copy of the Research Plan is set forth on Schedule 4.1. Except as otherwise expressly set forth in the Research Plan: (i) Immatics shall be primarily responsible for the conduct of all Development activities set out in the Research Plan[**]; (ii) Immatics shall [**]; and (iii) Moderna shall [**].

4.2 Performance. Each Party shall: (a) conduct all Research Program Activities allocated to it in accordance with the Research Plan, in good scientific manner, in compliance with all Applicable Laws, and, subject to Article 9, at its sole cost and expense; and (b) use Commercially Reasonable Efforts to perform such obligations within the applicable timelines set forth in the Research Plan. Without limiting the foregoing, Article 5 sets out provisions specific to the Parties’ performance of Preclinical Research Program Activities, and Article 6 sets out provisions specific to the Parties’ performance of Clinical Development Research Program Activities.

4.3 Records. Each Party shall, and shall cause its Subcontractors to, maintain records of its Research Program Activities, including with respect to the Research Program Results, in sufficient detail, in compliance with Applicable Laws, and in good scientific manner appropriate for patent and regulatory purposes, which records shall reflect the work done and the results achieved in the performance of the Research Program Activities in a reasonable level of detail customary for companies engaged in biopharmaceutical research and development. Each Party shall make such records available to the other Party upon such other Party’s request, including any such request made to enable the requesting Party to: (a) comply with any of its legal, regulatory, or contractual obligations, or any request by any Regulatory Authority related to a Moderna Product or an Immatics Product (including, in each case, as part of the Combination Therapy), as applicable; and (b) determine whether the Research Program has been conducted in accordance with this Project Agreement.

4.4	Reporting.

4.4.1 In General. Without limiting the provisions of Section 5.2 and Section 6.8, each Party shall promptly provide the other Party with copies of all results and information (including Research Program Results) generated by or on behalf of such Party relating to the Combination Therapy; provided, however, that in no event shall Moderna be obligated to provide to Immatics any information relating to the Manufacturing of any Moderna Product (including, for clarity, the Moderna CMC Data), and in no event shall Immatics be obligated to provide to Moderna any information relating to the Manufacturing of any Immatics Product (including, for clarity, the Immatics CMC Data).

4.4.2 Research Program Reports. Without limiting Section 4.4.1, each Party shall deliver to the other Party, at least [**] prior to each regular Combination Project Committee meeting, a reasonably-detailed written report regarding such Party’s Research Program Activities (if any) and all progress and Research Program Results since the Combination Project Committee’s prior meeting (or, with respect to the first Combination Project Committee meeting, since the Closing Date) (each, a “Research Program Report”). The Combination Project Committee shall discuss such Research Program Reports at each Combination Project Committee meeting.

4.5	Product Supply.

4.5.1 In General. (a) Moderna, in its capacity as the providing Party, shall Manufacture and supply Moderna Product; and (b) Immatics, in its capacity as the providing Party, shall Manufacture and supply Immatics Product, in each case, for use under and as set out in the Research Plan. The Parties shall enter into a Clinical Supply Agreement no later than [**] prior to [**] relating to the Combination Therapy Trial (the “Clinical Supply Agreement”), which shall contain the terms set forth in this Section 4.5, provided, that if the Clinical Supply Agreement is not entered into at least [**] prior to [**] relating to the Combination Therapy Trial, Moderna shall reasonably consider [**].

4.5.2 Supply Forecast. Estimated supply and delivery details will be outlined in the Clinical Supply Agreement or a SOW under the Clinical Supply Agreement, as agreed by the Parties, and will be updated by the Parties by mutual written agreement (which agreement can be effected by agreement in the Combination Project Committee and without need for an amendment to this Project Agreement) based on the actual enrollment of the Combination Therapy Trial. Immatics will promptly inform Moderna (by raising the topic in the Combination Project Committee) of any change in its requirements, and Moderna will endeavor to accommodate any change in the supply quantities requested by Immatics so long as it does not unduly disrupt Moderna’s ongoing business activities.

4.5.3 Designated Supply Contact. Each Party will designate an individual that a Party may contact to assist with coordinating supplies and facilitating the resolution of any issues or concerns arising in connection with the supply of the Moderna Product for use in the Combination Therapy Trial.

4.5.4 Delivery; Title and Risk of Loss. Title and risk of loss for the Moderna Products shall transfer from Moderna to Immatics at Delivery. For clarity, title, and risk of loss for the Immatics Products shall at all times remain with Immatics. Moderna will ship Moderna Products to the sites at which such Moderna Products will be used to conduct Research Program Activities, including Clinical Trial sites, in compliance with cGMP, GCP, all other Applicable Laws, and the Quality Agreement. Immatics will, or will cause its designee (including, where applicable, Immatics’ designated CRO or its clinical sites) to, cooperate with Moderna with respect to the fulfillment of Moderna’s obligations hereunder, including, to the extent applicable, to: (a) take delivery of and store Moderna Products supplied hereunder in accordance with Moderna’s instructions; (b) perform the procedures allocated to it under the Quality Agreement; (c) make Immatics’ designee, if any, aware of the relevant terms hereunder, and (d) provide Moderna with a copy of Immatics’ agreement with its applicable designee, if any. Subsequent to such Delivery, Immatics will (i) ensure Moderna is consulted with respect to any decisions which would impact the Moderna Product and be reasonably available to discuss with Moderna matters related to the Moderna Product, and (ii) provide, from time to time at the reasonable request of Moderna, any receipt verification documentation, and such other transport or storage documentation, in each case, as may be reasonably requested by Moderna, and usage and inventory reconciliation documentation related to Moderna Products.

4.5.5 Product Warranties. Notwithstanding the last sentence of Section 2.7 of the CLA, the providing Party hereby represents and warrants to the receiving Party that, at the time of Delivery, the Moderna Product or Immatics Product, as applicable, shall have been Manufactured and supplied in compliance with the Specifications, the Quality Agreement, and all Applicable Laws. In addition, each Party shall use Commercially Reasonable Efforts to supply its products hereunder with an adequate remaining shelf life at the time of Delivery to meet the Combination Therapy Trial requirements.

4.5.6 Manufacturing Issues. Each Party shall notify the other Party as promptly as possible in the event of any Manufacturing delay or other issue that is likely to adversely affect supply of its products for use in the Parties’ performance of the Research Program Activities. Thereafter, the Parties will promptly discuss such delay or issue, and the Party experiencing such delay or issue shall use Commercially Reasonable Efforts to: (a) remedy the situation giving rise to such shortage; and (b) take action to minimize the impact of the shortage on the Research Program Activities. Immatics, as the sponsor of the Combination Therapy Trial shall have the right to engage an independent Third Party reasonably acceptable to Moderna and subject to appropriate confidentiality agreements, to conduct a qualification audit of Moderna’s quality systems, manufacturing facility, and testing facility, as will be further set forth in the Quality Agreement; provided, that any report from such Third Party audit shall be limited to either the conformation of Moderna’s compliance with its requirements under the Quality Agreement or any specific deficiencies identified.

4.6 Materials. Each Party shall provide quantities of its Collaboration Materials (including Immatics Products or Moderna Products supplied hereunder) to the other Party as specified in the Protocol and the Research Plan, or as otherwise agreed to by the Combination Project Committee. Each Party shall: (a) use the other Party’s Collaboration Materials only for the testing contemplated by the Protocol and the Research Plan; and (b) conduct such testing solely in accordance with the Protocol and the Research Plan. Each Party shall share the results of such testing, in electronic form or other mutually agreeable alternate form, on the timelines specified in the Research Plan. Except to the extent otherwise agreed in a writing signed by authorized representatives of each Party, each Party may use and disclose such testing results in accordance with the Protocol solely for the purposes expressly contemplated by the Research Plan. All Collaboration Materials (including Immatics Products or Moderna Products supplied hereunder) shall remain the sole property of the providing Party and shall be subject to all Third Party restrictions communicated in writing by the providing Party to the receiving Party. The receiving Party shall not make or attempt to make any analogues, progeny, expression products, mutants, replicates, derivatives, modifications, deconstructions, enhancements, or improvements to, or reverse engineer, or analyze in any way to attempt to determine the structure, sequence, or composition of, the providing Party’s Collaboration Materials, except as expressly permitted under the Research Plan.

4.7 Products. Notwithstanding anything to the contrary in this Project Agreement, (a) Moderna shall be solely responsible for, and nothing herein shall in any way limit the ability of Moderna to conduct and make all decisions with respect to, all Development, Manufacturing, and Commercialization of all Moderna Products other than as part of a Combination Therapy, and (b) Immatics shall be solely responsible for, and nothing herein shall in any way limit the ability of Immatics to conduct and make all decisions with respect to, all Development, Manufacturing, and Commercialization of all Immatics Products other than as part of a Combination Therapy.

ARTICLE 5

PRECLINICAL RESEARCH

5.1 Ownership of Preclinical Data. Notwithstanding Section 6.1 of the CLA, the Parties shall jointly own all Preclinical Data, and all such data shall be deemed the Confidential Information of both Parties and neither Party shall disclose any such Preclinical Data to any Third Party except as permitted by Section 6.3.1 of the CLA (and provided that either Party may also disclose Preclinical Data to actual or potential Licensees who are bound by confidentiality obligations substantially similar to those of the Parties under the CLA). Each Party hereby assigns to the other Party a joint and undivided interest in and to all of its right, title, and interest in and to all Preclinical Data. Each Party shall take all actions and provide the other Party with all reasonably requested assistance to effect such assignment and shall execute all documents necessary to perfect such assignment. Notwithstanding Section 6.1 of the CLA, each Party may disclose the Preclinical Data in connection with its Prosecution and Maintenance of any Patents that rely upon or otherwise disclose any Preclinical Data; provided that prior to such disclosure, the Party seeking to make such disclosure shall notify the other Party, and if such other Party has a good faith reason to believe that such disclosure would adversely impact the patent strategy of such other Party with respect to its proprietary product (i.e., the Immatics Product or the Moderna Product, as applicable), then the Parties shall negotiate in good faith whether and which part of the Preclinical Data is to be disclosed. For greater certainty, and notwithstanding anything to the contrary herein, Moderna may not disclose Immatics Data and Immatics may not disclose Moderna Data in connection with their respective Prosecution and Maintenance activities under this Project Agreement or the CLA without obtaining the other Party’s prior written consent.

5.2 Reporting of Preclinical Data. Each Party shall provide, transfer, and disclose to the other Party at the location(s) designated by such other Party, complete and accurate copies of all Preclinical Data generated or identified by such Party, in electronic form or other mutually agreeable alternate form, on the timelines specified in the Research Plan or as reasonably requested by such other Party.

ARTICLE 6

CLINICAL DEVELOPMENT

6.1 Protocol. The Combination Project Committee shall approve the initial protocol for the Combination Therapy Trial (the “Protocol”) no later than [**] following the Closing Date. Either Party may, from time to time during the Research Program Period, propose amendments to the Protocol to the Combination Project Committee in writing at least [**] prior to the next regular meeting of the Combination Project Committee. The Combination Project Committee shall review any such proposed amendment at the Combination Project Committee’s next regular meeting and, upon the Combination Project Committee’s approval thereof, the Protocol shall be deemed to be amended by such amendment. Subject to Section 12.2.1 with respect to potential Protocol amendments, the Combination Therapy Trial shall be conducted in accordance with the Protocol.

6.2 Informed Consents. Immatics shall prepare the patient informed consent form for the Combination Therapy Trial (“ICF”) and provide a draft thereof to Moderna for its review and comment and insertion of information relating to the Moderna Product no later than [**] after approval of the Protocol. Immatics shall implement all comments from Moderna regarding the portion of the ICF relating to the Combination Therapy or any Moderna Product, and any changes to the ICF to the extent relating to the Combination Therapy or any Moderna Product shall be subject to Moderna’s prior written consent. Immatics shall provide the Combination Project Committee with a copy of the final ICF for the Combination Project Committee’s review and approval, which shall be completed within [**] of receipt.

6.3 Samples. Samples collected in the course of the Combination Therapy Trial shall be owned by Immatics (to the extent not owned by the patient and/or the clinical trial site) and may be used as set forth in the Protocol and the Research Plan. Any such Samples shall be collected in accordance with the applicable Protocol and ICFs. Except as set forth in the Protocol or the Research Plan, neither Party shall be permitted to use the Samples for any purpose without the prior written consent of the other Party (with the terms of such use to be set forth in a written agreement between the Parties setting forth the Samples to be used, and any appropriate terms/restrictions on such use). Storage and access to the Samples shall be in accordance with the IND for the Combination Therapy Trial and associated ICFs, unless otherwise agreed by the Parties. If the Party holding the Samples determines that it no longer has a use for the Samples and the other Party determines that it does, then the Samples shall, subject to Applicable Law and the terms of the signed ICFs, be transferred to the other Party and may be used solely thereafter by the other Party. If neither Party has any further use for the Samples, then the remaining Samples will be destroyed pursuant to the respective Party’s standard operating procedures for sample retention and destruction, subject to the terms of and permission(s) granted in the ICFs signed by the subjects contributing the Samples in the Combination Therapy Trial.

6.4 Location of Performance. Immatics will conduct all Clinical Development Research Program Activities in the United States.

6.5 Combination Therapy Data. Notwithstanding Sections 6.1 and 7.2 of the CLA, the Parties shall jointly own all Combination Therapy Data. Notwithstanding Section 1.30 and Article 6 of the CLA, all Combination Therapy Data shall be deemed the Confidential Information of both Parties and neither Party shall disclose any such Combination Therapy Data to any Third Party except as permitted by Section 6.3.1 of the CLA (and provided that either Party may also disclose Combination Therapy Data to actual or potential Licensees who are bound by confidentiality obligations substantially similar to those of the Parties under the CLA). Each Party hereby assigns to the other Party a joint and undivided interest in and to all of its right, title, and interest in and to all Combination Therapy Data, and each Party shall have the right to use and analyze the Combination Therapy Data for any purpose, subject to the use and publication restrictions set forth in this Project Agreement. Each Party shall take all actions and provide the other Party with all reasonably requested assistance to effect such assignment and shall execute all documents necessary to perfect such assignment.

6.6 Publication. Notwithstanding Sections 6.7 and 6.8 of the CLA, publication of any Combination Therapy Data is governed by this Section 6.6.

6.6.1 In General. Neither Party shall make any scientific publication or similar scientific disclosure in relation to: (a) the Combination Therapy, including the Combination Therapy Trial, without the prior written consent of the other Party (which shall not be unreasonably withheld, conditioned, or delayed); or (b) the Immatics Product (where Moderna is the publishing Party) or the Moderna Product (where Immatics is the publishing Party) without complying with the procedures set forth in Section 6.6.2.

6.6.2 Procedures. The initial publication of Combination Therapy Data shall be a joint publication of both Parties, which shall be agreed upon in writing through the Combination Project Committee, such agreement not to be unreasonably withheld, conditioned or delayed. A Party that proposes to make a publication or presentation referenced in Section 6.6.1 other than the initial publication of Combination Therapy Data shall submit copies of each such proposed publication or presentation to the other Party at least [**] in advance of submitting such proposed publication or presentation to a publisher or other Third Party. Such non-publishing Party shall have the right to review, comment on, and approve each such proposed publication or presentation for accuracy and to ascertain whether such non-publishing Party’s Confidential Information (including any such Confidential Information about the Combination Therapy) is being inappropriately utilized or released; provided that the non-publishing Party’s approval shall not be required to the extent that the publishing Party seeks to make any such publication or presentation that relates only to the Immatics Product (if Immatics is the publishing Party) or Moderna Product (if Moderna is the publishing Party), but, in each case, does not relate to the Combination Therapy (including the Combination Therapy Trial) or the non-publishing Party’s product(s). The non-publishing Party shall have the right to request that the publishing Party remove any of the non-publishing Party’s Confidential Information (including any such Confidential Information about the Combination Therapy, the Immatics Product (if Moderna is the publishing Party) or Moderna Product (if Immatics is the publishing Party)) prior to submission for publication or presentation. Upon such request of the non-publishing Party, the publishing Party shall redact or otherwise modify the proposed publication or presentation to remove any such Confidential Information of the other Party and provide the final manuscript of the publication or presentation to the non-publishing Party for release. If the non-publishing Party fails to notify the publishing Party during the [**] period set forth above, the publishing Party may proceed with the proposed publication or presentation. Without limiting the foregoing, at the request of the non-publishing Party, the publishing Party shall delay any publication by [**] to enable the non-publishing Party to secure adequate intellectual property protection of its Confidential Information or other Inventions that would otherwise be affected by the publication.

6.7 Processing. Immatics shall ensure that all patient authorizations and consents required under HIPAA or any other similar Applicable Law in connection with the Combination Therapy Trial permit the sharing of Combination Therapy Data with Moderna as contemplated by this Project Agreement. The Parties shall comply with any Applicable Law relating to Processing of Personal Data in connection with the Combination Therapy Data.

6.8 Reporting.

(a) Immatics shall provide to Moderna: (i) access to Immatics’ or its CRO’s electronic data capture system; (ii) copies of all Combination Therapy Data upon Moderna’s request; (iii) substantially final drafts and final versions of interim analyses or interim reports (if any) from the ongoing Combination Therapy Trial (the “Interim Reports”); (iv) substantially final drafts and final versions of a memorandum that sets forth top-line results following [**] (the “Top-Line Results Memo”); and (v) the final Combination Therapy Trial clinical study report (“Final Trial Report”), in each case, in electronic form or other mutually agreeable alternate form.

(b) Without limiting the foregoing, Immatics shall promptly provide to Moderna an electronic draft of each Interim Report, the Top-Line Results Memo, and the Final Trial Report, as applicable. Moderna shall have [**] after receipt of the draft Interim Report or Top-Line Results Memo and [**] after receipt of the draft Final Trial Report to provide comments thereon. Immatics shall incorporate any reasonable comments provided by Moderna and shall not include any statements therein relating to any Moderna Product (including the Moderna Product as part of the Combination Therapy) that have not been approved by Moderna. Immatics shall deliver to Moderna the final versions of each Interim Report, the Top-Line Results Memo, and the Final Trial Report promptly (but in no event later than [**]) following the finalization thereof (which versions, for clarity, shall include any reasonable comments provided by Moderna and shall not include any statements therein relating to any Moderna Product (including the Moderna Product as part of the Combination Therapy) that have not been approved by Moderna).

(c) Immatics shall, upon Moderna’s reasonable request, provide an update as to the status of the Combination Therapy Trial (including as to enrolment and progress towards achieving the study objectives).

6.9 Quality Agreement. By the earlier of: (a) [**] following the Closing Date; and (b) [**] prior to the anticipated initiation of the Combination Therapy Trial as set forth in the Research Plan, the Parties shall enter into a quality agreement that shall address and govern issues related to the quality of clinical product to be supplied by the Parties for use in the Combination Therapy Trial (the “Quality Agreement”). In the event of any inconsistency between the terms of this Project Agreement and the Quality Agreement, the terms of the Quality Agreement shall govern with respect to quality-related matters, and the terms of this Project Agreement shall govern with respect to all other matters.

ARTICLE 7

REGULATORY MATTERS

7.1	Regulatory Responsibilities.

7.1.1 In General. Notwithstanding Section 3.2 of the CLA and except as otherwise set forth in this Article 7, Immatics shall lead all regulatory matters relating to the Combination Therapy in accordance with the Research Plan. Immatics may file in its name, and shall own, all Regulatory Materials, including the IND, with respect to the Combination Therapy. Subject to this Article 7, Immatics shall: (a) oversee, monitor, and coordinate all regulatory actions, communications, and filings with, and submissions to, each Regulatory Authority with respect to the Combination Therapy; and (b) interface, correspond, and meet with each Regulatory Authority with respect to the Combination Therapy.

7.1.2 Limitations. Notwithstanding anything to the contrary in this Project Agreement: (a) Moderna shall not be required to disclose to Immatics or any of its Affiliates [**]; and (b) unless authorized in writing by Moderna, Immatics shall not have the right to [**]. In the event that Immatics obtains any knowledge or information [**] Immatics shall immediately convey such knowledge or information directly to Moderna and, except to the extent that any such information is in the public domain, promptly and properly delete or destroy all records and documentation with respect thereto in its possession, or return them to Moderna, in each case, as instructed by Moderna in writing.

7.2	Regulatory Communications.

7.2.1 Prompt Disclosures. Subject to Section 7.1.2, each Party shall inform the other Party within [**], or such shorter time as is necessary to comply with the reporting requirements of any applicable Regulatory Authority or under Applicable Laws, of notification of any action by, or notification or other information that it receives (directly or indirectly) from, any Regulatory Authority in the Territory to the extent such information: (a) raises any material concerns, whether directly or indirectly, regarding the safety or efficacy of the Combination Therapy; (b) indicates or suggests a potential material liability of either Party to Third Parties in connection with the Combination Therapy; (c) is reasonably likely to lead to a clinical hold with respect to the Combination Therapy; or (d) relates to expedited and periodic reports of adverse events with respect to the Combination Therapy, or Combination Therapy complaints, and may have an adverse impact on the receipt or maintenance of Regulatory Approval of the Combination Therapy. The Parties shall reasonably cooperate with and assist each other in complying with regulatory obligations and communications, including by providing to the applicable Party, within [**] after a request, such information and documentation that is in the other Party’s possession as may be necessary or helpful for such Party to prepare a response to an inquiry from a Regulatory Authority in the Territory with respect to the Combination Therapy. Subject to Section 7.1.2, each Party shall also promptly provide the other Party with a copy of all correspondence received from a Regulatory Authority in the Territory specifically regarding the matters referred to above. In addition, in the case of safety issues relating to the Moderna Product (including the Moderna Product as part of the Combination Therapy), or as needed to meet Moderna’s requirements for reporting to Regulatory Authorities relating to the Moderna Product (including the Moderna Product as part of the Combination Therapy), Immatics shall immediately provide Moderna with any Case Report Forms or data and analysis from the Combination Therapy Trial as reasonably necessary for Moderna to evaluate such safety issue or comply with any such regulatory requirement.

7.2.2 Material Communications. To the extent not provided pursuant to this Section 7.2, subject to Section 7.1.2, Immatics shall provide the Combination Project Committee for its review and discussion a reasonably detailed description of the principal issues raised in each material communication with Regulatory Authorities with respect to the Combination Therapy promptly after receipt thereof, but in any event within [**] after receipt thereof. Immatics shall allow Moderna a reasonable opportunity to review and comment (but no more than [**]) on Immatics’ proposed response to any material communications with any Regulatory Authority with respect to the Combination Therapy in advance of the transmission of such response, and Immatics shall implement all comments timely provided by Moderna in connection therewith. For clarity, no material communication with any Regulatory Authority with respect to the Combination Therapy shall be provided to such Regulatory Authority without following the process set forth in this Section 7.2.2.

7.2.3 Other Disclosures. Without limiting its other obligations under this Project Agreement, each Party shall promptly disclose to the other Party the following regulatory information Controlled by such Party, subject to Section 7.1.2:

(a) all material information pertaining to actions taken by Regulatory Authorities related to the Combination Therapy in the Territory, including any notice, audit notice, notice of initiation by Regulatory Authorities of investigations, inspections, detentions, seizures, or injunctions, concerning the Combination Therapy in the Territory, notice of violation letter (i.e., an untitled letter), warning letter, service of process, or other inquiry; and

(b) all information pertaining to notices from Regulatory Authorities in the Territory of non-compliance with Applicable Laws in connection with the Combination Therapy, including receipt of a warning letter or other notice of alleged material non-compliance from any Regulatory Authority relating to the Combination Therapy;

provided, that, in each case ((a) and (b)), such Party shall be entitled to redact those portions thereof to the extent not related to the Combination Therapy.

7.2.4 Regulatory Meetings. Immatics shall: (a) provide Moderna with reasonable advance notice of all meetings with the Regulatory Authorities pertaining to the Combination Therapy; and (b) include Moderna in the preparation and strategy for such meetings and in any discussions and actions relating to the outcome thereof. Immatics: (i) shall not object to Moderna’s attendance in any such meeting; and (ii) shall use Commercially Reasonable Efforts to facilitate Moderna’s attendance thereof. If either Party requires an interpreter or other translation services in connection with its participation in any such meeting, then the requiring Party shall be responsible for the costs of such translation services.

7.3	Regulatory Materials.

7.3.1 In General. Immatics shall provide Moderna with a copy of all proposed Regulatory Materials to be filed with or submitted to any Regulatory Authority for the Combination Therapy for Moderna’s review and comment sufficiently in advance of, but in any event at least [**] prior to, Immatics’ filing or submission thereof. Moderna shall provide comments to such proposed Regulatory Materials within [**]. Immatics shall incorporate any comments received within such [**] period from Moderna into such Regulatory Materials; provided that Immatics may redact all Immatics CMC Data.

7.3.2 CMC Filings. Notwithstanding anything to the contrary in this Section 7.3, Moderna shall be responsible for all CMC-related components of all Regulatory Materials for Moderna Products in the Territory. If not previously prepared and filed, Moderna may prepare and file with the FDA a DMF containing required CMC information for Moderna Products in the United States. Subject to Section 7.1.2, Immatics and its Affiliates may refer to such DMF in any Regulatory Materials made in connection with activities contemplated by the Research Plan. In addition to the provisions of Article 6 of the CLA and other provisions of this Project Agreement regarding treatment of Moderna CMC Data, subject to Section 7.1.2, Immatics recognizes that maintaining the confidentiality of the Moderna CMC Data requires a higher level of vigilance than certain other Confidential Information, and agrees to: (a) maintain in strict confidence any and all Moderna CMC Data with the same degree of care that Immatics uses to protect its own like sensitive information; and (b) limit the use and disclosure of any Moderna CMC Data solely for the purpose of complying with the Regulatory Authority’s direct submission requirement and no other purpose.

7.3.3 Right of Reference. Subject to the rules of the relevant Regulatory Authority and the terms of this Project Agreement, including the limitations in Section 7.1.2 and Section 7.3.2, each Party hereby grants to the other Party a “right of reference,” as that term is defined in 21 C.F.R. § 314.3(b) (or any successor rule or analogous Applicable Laws recognized outside of the United States) to, and a right to copy, access, and otherwise use, all information and data (excluding any Moderna CMC Data and Immatics CMC Data) relating to the Combination Therapy in any Regulatory Materials, in each case, solely as necessary for such Party to conduct Research Program Activities as set forth in the Research Plan or for the further unilateral Development or Commercialization of the Moderna Product by Moderna or the Immatics Product by Immatics. If requested by a Party, the other Party shall provide a signed statement to this effect in accordance with 21 C.F.R. § 314.50(g)(3) (or any successor rule or analogous Applicable Laws outside of the United States) to give effect to the intent of this Section 7.3.3.

7.4	Pharmacovigilance and Safety.

7.4.1 Pharmacovigilance Agreement. Immatics will be solely responsible for compliance with all Applicable Laws pertaining to safety reporting for the Combination Therapy Trial and related activities. The Parties will execute a pharmacovigilance agreement (the “Pharmacovigilance Agreement”) by the earlier of: (a) [**] following the Closing Date; and (b) [**] prior to the initiation of Clinical Development activities under the Research Plan, to ensure the exchange of relevant safety data within appropriate timeframes and in an appropriate format to enable the Parties to fulfill local and international regulatory reporting obligations and to facilitate appropriate safety reviews. In the event of any inconsistency between the terms of this Project Agreement and the Pharmacovigilance Agreement, the terms of the Pharmacovigilance Agreement shall govern with respect to pharmacovigilance- and safety-related matters, and the terms of this Project Agreement shall govern with respect to all other matters. The Pharmacovigilance Agreement will (a) include safety data exchange procedures governing the coordination of collection, investigation, reporting, and exchange of information concerning any adverse experiences, pregnancy reports, and any other safety information arising from or related to the use of the Combination Therapy in the Combination Therapy Trial, consistent with Applicable Law, (b) provide that (i) each Party will immediately provide the other Party notice of any serious adverse event or other event of special interest arising from Clinical Development Research Program Activities conducted by or on behalf of such Party and provide an opportunity for both Parties to jointly participate in substantially contemporaneous decision-making regarding responsive actions to such event (including any public disclosure) and (ii) any determination or assessment as to the causality of any adverse experiences or other drug related effects be reached by unanimous decision and prior to any communication with any Regulatory Authority, and (c) provide for a joint safety committee, the governance of which would be outlined in such Pharmacovigilance Agreement. Such guidelines and procedures shall be in accordance with, and enable the Parties and their Affiliates to fulfill, local and international regulatory reporting obligations to Regulatory Authorities.

7.4.2 Global Safety Database. Immatics shall initially set up, hold, and maintain the global safety database for the Combination Therapy with respect to safety data obtained in connection with the Clinical Development Research Program Activities. Upon Moderna’s request, Immatics shall provide to Moderna access to or copies of, in an electronic format reasonably satisfactory to Moderna, the complete contents of the global safety database maintained by Immatics pursuant to the immediately foregoing sentence. Immatics shall provide Moderna with all information necessary or reasonably useful for Moderna to comply with its pharmacovigilance responsibilities in the Territory, including, as applicable, any adverse drug experiences, from pre-clinical or clinical laboratory, animal toxicology, and pharmacology studies, and Clinical Trials, in each case, in any form reasonably requested by Moderna.

7.4.3 Data Privacy and Security.

(a) In General. With respect to all Personal Data collected, Processed, hosted, or transmitted in connection with Immatics’ performance under this Project Agreement, including in connection with the conduct of the Combination Therapy Trial, Immatics shall:

(i) comply at all times with Data Protection Laws;

(ii) to the extent permitted by Applicable Law, notify Moderna, as soon as practicable and in any event prior to making the relevant disclosure, if it is obliged to make a disclosure of the Personal Data under Applicable Law (unless Applicable Law requires such disclosure on a timetable where prior notification to Moderna is impracticable in which case such notification shall be substantially contemporaneous with such disclosure);

(iii) make timely notification to, and obtain any necessary authorizations from, any applicable Regulatory Authority where required under applicable Data Protection Laws of its collection and other Processing of Personal Data in order to comply with its obligations under this Project Agreement;

(iv) at all times, act in a manner such that it is not subject to any prohibition or restriction that: (x) prevents or restricts it from disclosing or transferring Personal Data to Moderna as required under this Project Agreement; or (y) prevents or restricts either Party from Processing the Personal Data as contemplated by this Project Agreement. If Immatics becomes aware of any circumstances that it reasonably believes may give rise to such a prohibition or restriction, it shall promptly notify Moderna of the same and take all reasonable steps, including following Moderna’s reasonable instructions, to ensure that it does not impact its performance of its obligations under this Section 7.4.3;

(v) ensure that all fair Processing, required notices, and informed consents have been obtained and are maintained and are sufficient in scope, and that Immatics has an appropriate legal basis under Data Protection Laws sufficient in scope to enable Immatics to Process Personal Data as required in order to obtain the benefit of its rights and to fulfil its obligations under this Project Agreement (including the transfer of all applicable Personal Data to Moderna), in each case, in accordance with Data Protection Laws;

(vi) implement and maintain reasonable administrative, technical, and physical safeguards designed to: (x) maintain the security and confidentiality of Personal Data; (y) protect against reasonably anticipated threats or hazards to the security or integrity of Personal Data; and (z) protect against unauthorized access to or use of Personal Data;

(vii) notify Moderna in writing promptly, and in any event within [**] of receipt, of: (x) any correspondence from a data protection regulator in relation to the Processing of Personal Data related to this Project Agreement; or (y) a request or notice from a data subject exercising its rights under Data Protection Laws, including to access, rectify, or delete its Personal Data in relation to the Personal Data that is Processed under this Project Agreement; and

(viii) [**].

(b) Data Agreements. At the reasonable request of either Party, the Parties shall cooperate to enter into any necessary joint controller agreements or controller-processor agreements with respect to Personal Data as necessary to comply with Applicable Law, including the cross-border transfer of Personal Data requirements set forth in Data Protection Laws.

7.4.4 Security Breach Notification. Immatics shall provide notice to Moderna immediately, and in any event no later than [**], upon learning of any actual or suspected misappropriation or unauthorized access to, or disclosure or use of Personal Data collected, Processed, hosted, or transmitted by Immatics in connection with Immatics’ performance under this Project Agreement, including in connection with the conduct of the Combination Therapy Trial (a “Data Breach”). Immatics shall promptly investigate each Data Breach that it becomes aware of or has reason to suspect may have occurred and, in the case of an actual Data Breach, shall, at request, provide reasonable levels of access and information to Moderna in connection with any independent investigation that Moderna may desire to conduct with respect to such Data Breach. Immatics shall cooperate with Moderna in identifying any reasonable steps that should be implemented to limit, stop, or otherwise remedy any actual or suspected Data Breach. Immatics shall perform all remediation efforts required by Data Protection Laws, and shall be responsible for all liabilities, costs, and expenses associated with the Data Breach.

ARTICLE 8

GRANTS OF RIGHTS

8.1	License Grants.

8.1.1 Non-Exclusive License Grants to Immatics. Moderna hereby grants to Immatics a non-exclusive, worldwide, royalty-free, sublicensable (but only in accordance with Section 8.1.3) license under the Moderna IP, during the Research Program Period, solely as necessary for Immatics to conduct Research Program Activities as set forth in the Research Plan. For clarity, such license shall not include the right to Exploit a Moderna Product except for the development contemplated by the Combination Therapy Trial.

8.1.2  Non-Exclusive License Grant to Moderna.

(a) Immatics hereby grants to Moderna a non-exclusive, worldwide, royalty-free, sublicensable (but only in accordance with Section 8.1.3) license, under the Immatics IP, during the Research Program Period, solely as necessary for Moderna to conduct Research Program Activities solely as set forth in the Research Plan. For clarity, such license shall not include the right to Exploit an Immatics Product except for the development contemplated by the Combination Therapy Trial.

(b) Subject to the terms of this Project Agreement, Immatics hereby grants to Moderna a non-exclusive, worldwide, perpetual, irrevocable, royalty-free, sublicensable (but only in accordance with Section 8.1.3) license[**].

8.1.3 Sublicensing. Each Party may grant sublicenses of its licenses under Sections 8.1.1 and 8.1.2(a) solely to its Subcontractors and Moderna may grant sublicenses (through multiple tiers) of its license under Section 8.1.2(b). Any sublicenses granted by a Party under this Section 8.1.3 shall be consistent with, and expressly made subject to, the terms and conditions of this Project Agreement. For clarity, (a) Moderna may freely grant any right or license to the Moderna Product to Affiliates or any Third Parties and (b) Immatics may freely grant any right or license to the Immatics Product to Affiliates or any Third Parties.

8.2 [** ]

8.3 [**]. Throughout the Research Program Period, [**] Immatics shall notify Moderna thereof. For clarity, [**]

8.4 Exclusivity.

8.4.1 Research Program and Option Period. During the Research Program Period and the Negotiation Period (if such period is extended beyond the Research Program Period by mutual agreement), neither Party shall, either itself or through its Affiliates, outside of activities conducted under this Project Agreement, [**] to conduct or participate in, the Exploitation of pharmaceutical products that [**].

8.4.2 Relationship. Except as expressly set forth in this Project Agreement, nothing in this Project Agreement shall create an exclusive relationship between the Parties with respect to the Moderna Products or the Immatics Products. Each Party acknowledges and agrees that, except as expressly set forth in Section 8.4.1, nothing in this Project Agreement shall be construed as a representation or inference that the other Party will not develop for itself, or enter into business relationships with other Third Parties regarding, any products, programs, studies (including combination studies), technologies, or processes that are similar to or that may compete with the Combination Therapy or any other product, program, technology, or process.

ARTICLE 9

FINANCIAL PROVISIONS

9.1	Research Program Costs.

9.1.1 In General. Subject to Section 9.1.2, the Parties shall be responsible for the Preclinical Research Program Costs and Clinical Development Research Program Costs incurred by either Party in connection with Preclinical Research Program Activities or Clinical Development Research Program Activities under the Research Plan that are set forth in the Preclinical Research Budget or Clinical Development Budget as follows: Moderna shall be responsible for 50% of such costs, and Immatics shall be responsible for 50% of such costs.

9.1.2 Reporting; Payment. No later than [**] following the end of each Calendar Quarter during the Research Program Period during which Moderna incurs any Preclinical Research Program Costs or Clinical Development Research Program Costs, Moderna shall deliver to Immatics a written report setting forth, in reasonable detail with supporting documentation in a format mutually agreed by the Parties, the Preclinical Research Program Costs and Clinical Development Research Program Costs incurred by Moderna during such Calendar Quarter. No later than [**] following Immatics’ receipt of Moderna’s report, Immatics shall calculate the total amount of Preclinical Research Program Costs or Clinical Development Research Program Costs incurred by the Parties during such Calendar Quarter and provide Moderna written notice, in reasonable detail with supporting documentation in a format mutually agreed by the Parties, of the amount of reimbursement of Preclinical Research Program Costs or Clinical Development Research Program Costs to which Immatics or Moderna is entitled in accordance with Section 9.1.1. If Immatics is entitled to Preclinical Research Program Costs or Clinical Development Research Program Costs, Immatics shall invoice Moderna for such amount, and Moderna shall pay such amount within [**] after receipt of such invoice. If

Moderna is entitled to Preclinical Research Program Costs or Clinical Development Research Program Costs, Moderna shall invoice Immatics for such amount, and Immatics shall pay such amount within [**] after receipt of such invoice. Without limiting the foregoing in this Section 9.1.2, each Party shall cooperate with any reasonable request of the other Party to confirm the information in any such report(s) and invoice(s) in accordance with Section 9.2.

9.2	Records and Audits.

9.2.1 Records. Each Party will keep complete and accurate records of its Research Program Costs for a period of [**] after the end of the Calendar Year in which such Research Program Costs were incurred. Such records shall be kept in accordance with Applicable Law and such Party’s normal business practices.

9.2.2 Audits. Each Party shall have the right, at its own expense, to have a nationally-recognized, independent, and certified public accounting firm, selected by such auditing Party and subject to the other Party’s prior written consent (not to be unreasonably withheld, conditioned, or delayed), review any such records of the audited Party in the location(s) where such records are maintained upon reasonable written notice (which shall be no less than [**] prior written notice) and during regular business hours for the sole purpose of verifying the basis and accuracy of payments made under this Project Agreement during the [**] period preceding the date of the request for review. Upon the audited Party’s request, prior to performing the applicable audit, the accounting firm shall enter into a reasonable and customary confidentiality agreement with the audited Party to protect the confidentiality of its records. The accounting firm shall report to the Parties only whether or not the basis and accuracy of such payments are correct and the amount of any discrepancy. The results of any such review of the audited Party’s records under this Section 9.2.2 shall be deemed the Confidential Information of the audited Party. If such an inspection leads to the discovery of a discrepancy to the auditing Party’s detriment, the audited Party shall, within [**] after receipt of such report from the accounting firm, pay any undisputed amount of the discrepancy. If such an inspection leads to the discovery of a discrepancy to the audited Party’s detriment, the audited Party shall pay to the audited Party the amount of the discrepancy, without interest, within [**] of the audited Party’s receipt of the report. The auditing Party will pay the full cost of any such inspection unless the underpayment of amounts due to the auditing Party with respect to audited period is more than [**], whichever is greater, of the amount due for such period, in which case the audited Party will pay the cost charged by such accounting firm for such review.

9.3 No Other Compensation. Notwithstanding Article 5 of the CLA, each Party hereby agrees that the terms of this Project Agreement fully define all consideration, compensation, and benefits, monetary or otherwise, to be paid, granted, or delivered by one Party to the other Party in connection with the transactions contemplated herein. Neither Party previously has paid or entered into any other commitment to pay, whether orally or in writing, any of the other Party’s employees, directly or indirectly, any consideration, compensation, or benefits, monetary or otherwise, in connection with the Combination Program.

ARTICLE 10

INTELLECTUAL PROPERTY

10.1 In General. Notwithstanding anything to the contrary in the CLA (including Article 7 of the CLA), ownership of the intellectual property rights developed or conceived by the Parties pursuant to this Project Agreement is set forth below. Except as set forth below, Articles 8 and 9 of the CLA shall govern the Prosecution and Maintenance and enforcement of the intellectual property rights developed or conceived by the Parties pursuant to this Project Agreement.

10.2	IP Arising Under This Project Agreement.

10.2.1 Inventions and Know-How Relating to Moderna Product. Notwithstanding anything to the contrary in the CLA (including Article 7 of the CLA), (a) any Know-How conceived, discovered, developed, invented or created in the performance of Pre-Clinical Research and Clinical Development under this Project Agreement either (i) jointly by (A) Immatics or its Affiliates or Third Parties acting on its or their behalf and (B) Moderna, its Affiliates, or Third Parties acting on its or their behalf, (ii) solely by Immatics, its Affiliates or Third Parties acting on its or their behalf, or (iii) solely by Moderna, its Affiliates, or Third Parties acting on its or their behalf, in each case solely related to the Moderna Product, and all Moderna Data and Moderna Study Inventions shall be deemed Moderna Platform Inventions under the CLA and shall not be deemed to be Product-Specific Inventions under the CLA and (b) any Patents claiming any of the foregoing in clause (a) and the Moderna Study Patents shall be deemed Moderna Platform Patents under the CLA shall not be deemed to be Product-Specific Patents under the CLA.

10.2.2 Inventions and Know-How Relating to Immatics Product. Notwithstanding anything to the contrary in the CLA (including Article 7 of the CLA), (a) any Know-How conceived, discovered, developed, invented or created in the performance of Pre-Clinical Research and Clinical Development under this Project Agreement either (i) jointly by (A) Immatics or its Affiliates or Third Parties acting on its or their behalf and (B) Moderna, its Affiliates, or Third Parties acting on its or their behalf, (ii) solely by Immatics, its Affiliates or Third Parties acting on its or their behalf, or (iii) solely by Moderna, its Affiliates, or Third Parties acting on its or their behalf, in each case solely related to the Immatics Product, and all Immatics Data and Immatics Study Inventions shall be deemed Immatics Arising Inventions under the CLA and shall not be deemed to be Product-Specific Inventions under the CLA and (b) any Patents claiming any of the foregoing in clause (a) and the Immatics Study Patents shall be deemed Immatics Arising Patents under the CLA and shall not be deemed to be Product-Specific Inventions under the CLA and shall not be deemed to be Product-Specific Patents under the CLA.

10.2.3 Combination Therapy Inventions.

(a) Generally. Notwithstanding anything to the contrary in the CLA (including Article 7 of the CLA), all Combination Therapy Inventions and Combination Therapy Patents shall be jointly owned by the Parties regardless of inventorship, and each Party shall have the right to freely Exploit the Combination Therapy Inventions and Combination Therapy

Patents, both within and outside the scope of this Project Agreement, without accounting, notice, or any other obligation to the other Party (except as expressly set forth in this Section 10.2.3 with regard to the Prosecution and Maintenance and enforcement of Combination Therapy Patents) and each Party may use, Exploit and grant licenses (with right to sublicense) to Third Parties under its interest in such Combination Therapy Inventions and Combination Therapy Patents. The JPC and Combination Project Committee shall discuss the patent strategy for any Patents within the Combination Therapy Patents. In particular, the JPC and Combination Project Committee shall discuss which Party will file any Patents within the Combination Therapy Patents and whether the Parties wish to appoint joint patent counsel, with Immatics taking the lead on such filing and other Prosecution and Maintenance (the Party taking the lead with respect to a given Patents within the Combination Therapy Patents, the “Prosecuting Party”). For clarity, and notwithstanding Section 4.1.4 of the CLA, neither Party shall have final decision-making authority with respect to such matters, and no filing with respect to such Combination Therapy Patents shall occur unless and until the Parties have reached mutual agreement with respect thereto.

(b) [**].

(c) Information Sharing and Cooperation. The Prosecuting Party shall keep the other Party and the Combination Project Committee advised as to material developments and steps to be taken with respect to the Prosecution and Maintenance of any Combination Therapy Patents and shall furnish the other Party and the Combination Project Committee with copies of applications for such Combination Therapy Patents, amendments thereto and other related correspondence to and from patent offices, and permit the other Party a reasonable opportunity to review and offer comments prior to submitting such applications and correspondence to the applicable governmental authority (and will consider in good faith and implement all comments from the other Party (which, for clarity, may require the removal of content from such filings, responses, or submissions), including, to the extent related to the Moderna Product, the mRNA Technology, or the Immatics Product). The non-Prosecuting Party shall reasonably assist and cooperate in the Prosecution and Maintenance of the Combination Therapy Patents. Notwithstanding the foregoing, the Prosecuting Party shall not take any position in a submission to a patent office concerning a Combination Therapy Invention that interprets the scope of a Patent owned by the non-Prosecuting Party without the prior written consent of the non-Prosecuting Party.

(d) Cost Sharing. Notwithstanding anything to the contrary in the CLA, the Prosecuting Party shall be reimbursed for any costs and expenses incurred in the Prosecution and Maintenance of any Combination Therapy Patents by the non-Prosecuting Party such that the Prosecuting Party shall be responsible for [**] of such costs. From time-to-time, the Prosecuting Party shall invoice the non-Prosecuting Party such amounts and the non-Prosecuting Party shall pay the Prosecuting Party such invoiced amounts within [**] after receipt of an invoice therefor. The Parties shall discuss in good faith the countries in which the Combination Therapy Patents will be filed.

(e) Filing Decision and Unilateral Continuation. Notwithstanding anything to the contrary in the CLA (including Section 7.2 of the CLA), each Party will notify the other Party within [**] after it becomes aware of a potential Combination Therapy Invention. If the Parties cannot agree whether to file a Combination Therapy Patent within [**] after such notification, then neither Party shall have the right to file any Combination Therapy Patent. In case one of the two Parties decides not to Prosecute and Maintain a Combination Therapy Patent in a given country (and also elects not to reimburse the other Party for [**] of the costs of maintenance of such Combination Therapy Patent in such country), the other Party shall thereafter have the right to unilaterally Prosecute and Maintain such Combination Therapy Patent in such country in its own name and at its own expense. In this case, the Party who decides not to Prosecute and Maintain (and also decides not to reimburse the other Party for its share of the costs of) a Combination Therapy Patent for a given country shall and hereby does assign its rights to the Combination Therapy Patent in such country to the Party who wishes to Prosecute and Maintain such Combination Therapy Patent in such country. The Party who does not wish to Prosecute and Maintain a Combination Therapy Patent in any country shall assist in the timely provision of all documents required under national provisions to register such assignment of rights with the corresponding national authorities at the sole expenses of the Party who wishes to Prosecute and Maintain such Combination Therapy Patent in that given country.

(f) Separation of Patents. In order to more efficiently enable the Prosecution and Maintenance of the Moderna Study Patents, the Immatics Study Patents and Combination Therapy Patents, the Parties will use good faith efforts to separate Moderna Study Patents, the Immatics Study Patents, and the Combination Therapy Patents into separate patent filings to the extent possible and without adversely impacting such Prosecution and Maintenance or the scope of the protected subject matter.

(g) Infringement of Combination Therapy Patents. Notwithstanding Article 9 of the CLA, with respect to infringements of Combination Therapy Patents, the Parties shall mutually agree as to whether to bring an enforcement action to seek the removal or prevention of such infringements and damages therefor and, if so, which Party shall bring such action. Regardless of which Party brings an enforcement action, the other Party hereby agrees to cooperate reasonably in any such action, including, if required, by bringing a legal action, furnishing a power of attorney or joining as a plaintiff to such a legal action. If the Parties mutually agree to bring an enforcement action, Moderna shall be responsible for [**], and the Immatics shall be responsible for [**], of the reasonable and verifiable costs and expenses incurred in connection with any such action. If either Party recovers monetary damages from any Third Party in an action agreed to by the Parties, such recovery shall be allocated first to the reimbursement of any actual, unreimbursed costs and expenses incurred by the Parties in such litigation (including, for this purpose, a reasonable allocation of expenses of internal counsel) pro rata in accordance with the aggregate amounts spent by both Parties, and any remaining amounts shall be split [**] to Immatics and [**] to Moderna, unless the Parties mutually agree in writing to a different allocation.

10.3 Application of Certain Representations and Warranties Under CLA. The representation and warranties set forth in Section 12.1.2(b) of the CLA shall apply, mutatis mutandis, to Moderna solely with respect to the Moderna Product and the license granted to Immatics pursuant to Section 8.1.1.

ARTICLE 11

INDEMNIFICATION

11.1 By Immatics. Without limiting Section 10.1 of the CLA and subject to Section 10.3 of the CLA, Immatics shall defend, indemnify and hold harmless each Moderna Indemnitee from and against any and all Losses to which any Moderna Indemnitee may become subject as a result of any Claim to the extent such Losses arise out of: (a) the conduct of Immatics’ Research Program Activities, to the extent such conduct is not in accordance with the Research Plan or Applicable Law, (b) a claim of infringement of intellectual property rights of a Third Party arising from the use of the Immatics Product in connection with the Combination Therapy Trial, (c) any breach by Immatics of any provision of this Project Agreement, (d) any injury to a subject in the Combination Therapy Trial to the extent that such injury relates to the Immatics Product, (e) the use by Immatics, its Affiliates, contractors or Licensees of Combination Therapy Data, Immatics Data, Immatics Study Inventions, Immatics Study Patents, Combination Therapy Inventions and Combination Therapy Patents, or (f) the Exploitation of Immatics Products outside of this Project Agreement, except, in each case, to the extent such Losses result from matters subject to clause (a)–(f) of Section 11.2.

11.2 By Moderna. Without limiting Section 10.2 of the CLA and subject to Section 10.3 of the CLA, Moderna shall defend, indemnify and hold harmless each Immatics Indemnitee from and against any and all Losses to which any Immatics Indemnitee may become subject as a result of any Claim to the extent such Losses arise out of: (a) the conduct of Moderna’s Research Program Activities, to the extent such conduct is not in accordance with the Research Plan or Applicable Law, (b) a claim of infringement of intellectual property rights of a Third Party arising from the use of the Moderna Product in connection with the Combination Therapy Trial, (c) any breach by Moderna of any provision of this Project Agreement, (d) any injury to a subject in the Combination Therapy Trial to the extent that such injury relates to the Moderna Product, (e) the use by Moderna, its Affiliates, contractors or Sublicensees of Combination Therapy Data, Moderna Data, Moderna Study Inventions, Moderna Study Patents, Combination Therapy Inventions and Combination Therapy Patents, or (f) the Exploitation of Moderna Products outside of this Project Agreement, except, in each case, to the extent such Losses result from matters subject to clause (a)–(f) of Section 11.1.

ARTICLE 12

TERM AND TERMINATION

12.1 Term. This Project Agreement shall become effective on the Closing Date and, unless earlier terminated pursuant to this Article 12, shall remain in effect until the expiration or termination of the Research Program Period.

12.2	Termination.

12.2.1 Amendments to Protocol and Termination for Patient Safety.

(a) Notwithstanding the foregoing, (1) Immatics, with immediate notice to Moderna, may take limited action solely with respect to the Immatics Product and solely in order to implement additional safety measures in reaction to a Material Safety Issue relating to the Immatics Product, if it reasonably and in good faith believes that there is imminent danger to patients as a result of such Material Safety Issue; provided, that: (i) such action shall be limited solely to the extent necessary to protect the relevant patients’ safety at the relevant time, (ii) prior to taking such action, Immatics shall use good-faith efforts to discuss with Moderna such proposed action, and (iii) promptly following Immatics taking any such action, the Parties shall meet to discuss whether: (x) such action was appropriately tailored by Immatics to address the applicable patient safety issue and (y) any amendment(s) to the Research Plan, Protocol or the ICF, as applicable, is necessary or advisable to address such patient safety issue, in which case such amendment(s) will be promptly discussed by the Combination Project Committee; and (2) if either Party reasonably and in good faith believes that there is imminent danger to patients as a result of any other Material Safety Issue such Party may, at its sole discretion, elect to temporarily pause conducting the Combination Therapy Trial, effective immediately upon written notice to the other Party. Following any such election under clause (2) above, and for so long as the conduct of the Combination Therapy Trial remains paused, neither Party shall incur any Research Program Costs (other than previously committed and non-refundable costs) in connection therewith except as necessary to comply with Applicable Laws, and, for clarity, a Party’s failure to conduct activities during such period in accordance with this Section 12.2.1 shall not constitute a material breach of this Project Agreement. If, notwithstanding the Parties’ implementation of any such modifications or other good-faith efforts to address such Material Safety Issue, such Material Safety Issue has not been resolved within [**] following the temporary pause of such Combination Therapy Trial, then either Party may terminate this Project Agreement immediately effective upon written notice to the other Party.

(b) Without limiting the foregoing, if either Party determines in good faith that the Combination Therapy Trial presents a Material Safety Issue (including as the result of any new data from Clinical Trials for the Immatics Product), such Party shall promptly notify the other Party of such determination. The Parties will then promptly meet and each Party may propose good faith modifications to the Combination Therapy Trial to address such Material Safety Issue and, if both Parties agree, Immatics shall act to implement immediately such modifications.

12.2.2 Termination for Scientific Reasons. Either Party may terminate this Project Agreement [**] to the other Party if, prior to the commencement of Clinical Development, in the Parties’ reasonable scientific perspective, the Preclinical Data does not support continuing to Clinical Development and the Parties are unable, despite using good-faith efforts, to mutually agree to modifications to the Combination Therapy, the Research Plan, or the Protocol to address any such issues.

12.2.3 Termination without Cause. Notwithstanding Section 11.2 of the CLA, Moderna may not elect to terminate this Project Agreement without cause pursuant to Section 11.2 of the CLA.

12.2.4 Termination for Certain Transactions. Moderna may terminate this Project Agreement immediately effective upon written notice to Immatics if Immatics (a) completes a Notice Transaction or (b) undergoes a Change of Control, in each case, with a Moderna Competitor.

12.3 Completion of Research Program Activities. In the event that this Project Agreement is terminated for any reason prior to Combination Therapy Trial Completion, Immatics shall responsibly wind-down the Research Program Activities[**].

12.4 Effects of Expiration or Termination. Upon the expiration or termination of this Project Agreement for any reason, each Party shall promptly provide the other Party a copy of all Preclinical Data and Combination Therapy Data which has not previously been provided to such Party.

ARTICLE 13

MISCELLANEOUS

13.1 Performance by Affiliates. Without limiting the generality of Section 13.19 of the CLA, each Party may use one or more of its Affiliates to perform its obligations and duties hereunder and such Affiliates are expressly granted certain rights herein to perform such obligations and duties; provided that each such Affiliate shall be bound by the corresponding obligations of such Party. For purposes of this Project Agreement and the CLA, Immatics US, Inc., is the Party to this Project Agreement and Immatics Biotechnologies GmbH is an Affiliate of Immatics US, Inc.

[Signature Page Follows]

IN WITNESS WHEREOF, and intending to be legally bound hereby, the Parties have caused this Project Agreement to be executed by their respective duly authorized officers as of the Execution Date.

IMMATICS US, INC.	MODERNATX, INC.

By: [**]	By: [**]

Name: [**]	Name: [**]
Title: [**]	Title: [**]

Schedule 4.1 - 29